Mail Stop 3651

      February 24, 2006

Via U.S. Mail and Facsimile

Thomas J. Kalinske
Chief Executive Officer
LeapFrog Enterprises, Inc.
6401 Hollis Street, Suite 150
Emeryville, California 94608-1071

RE:	LeapFrog Enterprises, Inc.
			Form 10-K for the Fiscal Year Ended December 31,
2004

      File No. 001-31396



Dear Mr. Kalinske:


      We have reviewed your response letter dated December 14,
2005
and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








Form 10-K for the fiscal period ended December 31, 2004

Consolidated Balance Sheet, page F-3
Consolidated Statement of Cash Flows, page F-6
Note. 2 Summary of Significant Accounting Policies - Cash and Cash Equivalents, page F-9

We have read your response to our prior comment 2. We believe that the reclassification of auction rate securities from cash and cash equivalents to short-term investments during fiscal year 2004 should have been accounted for and disclosed as a correction of an error since you made a change from an accounting principal that is not generally accepted to one that is generally accepted including the correction of an accounting principal. In this regard, supplementally tell us how you determined that the error in classification was not a material error requiring restatement of your prior period financial statements in view of the impact it had on the line item cash and cash equivalents at December 31, 2003 (i.e., $24.5 million) as reflected on your balance sheet and the impact that it had on statements of cash flows for the years ended December 31, 2002 and 2003. Additionally, we note from your last sentence in your proposed disclosure that "due to the reclassification, cash provided for investing activities increased by $24.5 million". Please change the last sentence to state cash "used in" rather than "provided for." Also it appears that the increase of $24.5 million in cash used in investing activities effected both December 31, 2003 (i.e. increase of $17.124 million) as well as December 31, 2002 (i.e. increase of $7.4 million). In this regard, please revise the notes to your financial statements included in your Form 10-K for the year ended December 31, 2004 to accurately describe the nature and the extent of the error in classification and revise your financial statements, accordingly.



       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.





You may contact Jeff Jaramillo at (202) 551-3212 or Katherine Mathis, at (202) 551-3383 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb,
Assistant Director, at (202) 551-3755 with any other questions.




							Sincerely,


							Linda Cvrkel
							Branch Chief




Via facsimile:	William B. Chiasson, Chief Financial Officer
	(510) 420-5004




Thomas J. Kalinske
LeapFrog Enterprises, Inc.
February 24, 2006
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